Corporate Headquarters
120 Randall Drive,
Waterloo, Ontario
N2V 1C4

November 14, 2012

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          The Descartes Systems Group Inc.
Form 40-F for the Fiscal Year Ended January 31, 2012 (the “Annual Report”)
Filed April 30, 2012
Form 6-K Submitted on March 13, 2012
File No. 000-29970

Dear Mr. Gilmore:

This letter is being furnished by The Descartes Systems Group Inc. (the “Company”, “Descartes” or “we”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 1, 2012 (the “Comment Letter”) to J. Scott Pagan, Chief Corporate Officer and Corporate Secretary of the Company.

Our responses to the Staff’s comments contained in the Comment Letter are set forth below.  For convenient reference, the Staff’s comment is set forth in italics and bold before each response.

General

1.
We note that your quarterly report to shareholders for the second quarter of fiscal 2013 is available on your website. Please advise why you have not furnished to the Commission a copy of the report under cover of Form 6-K. Refer to General Instruction B(3)(iii) of Form 40-F.

Response:

We have furnished a copy of the quarterly report to shareholders for the second quarter of fiscal 2013, under cover of Form 6-K, on November 5, 2012.

Form 6-K Filed on March 13, 2012

Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”)

Liquidity and Capital Resources, page 15 (the “Liquidity and Capital Resources Section")

2.
We note the disclosure on page 16 and 67 regarding the unremitted earnings of non-Canadian subsidiaries considered indefinitely reinvested outside of Canada. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of Canada and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Section IV of SEC Release 33-8350.

Response:

The Company is a Canadian entity with subsidiaries in various jurisdictions around the world, including the United States of America, Belgium and the Netherlands. For the year ended January 31, 2012, approximately 13% of the Company’s consolidated revenues were generated from Canadian customers. The Company had an undrawn operating line of credit of CDN$3.0 million as at January 31, 2012 and as at April 30, 2012. Cash used by the Company in financing its Canadian operations is generated primarily through revenues from the aforementioned Canadian customers, and royalties for intellectual property rights and corporate management fees that are paid by the Company’s subsidiaries. We have not, historically, repatriated undistributed earnings of foreign subsidiaries to Canada by way of dividends or otherwise. Accordingly, repatriation of undistributed earnings of foreign subsidiaries to Canada has not been a material issue for the Company.

Section IV of SEC Release 33-8350 requires companies to disclose liquidity and capital resources, including a “discussion and analysis of known trends and uncertainties”. Consistent with the preceding paragraph, to address the impact of repatriating undistributed earnings of the Company’s foreign subsidiaries, we disclosed the following in the Liquidity and Capital Resources Section:

If any of our non-Canadian subsidiaries have earnings, our intention is that these earnings be reinvested in the subsidiary indefinitely. Accordingly, to date we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. To the extent there are restrictions, they have not had a material effect on the ability of our Canadian parent to meet its financial obligations.

In considering the Staff’s comments, we intend to enhance our future disclosure in the Liquidity and Capital Resources discussion to identify the amount of cash and cash equivalents that are currently held outside of Canada and the impact of repatriating undistributed earnings of foreign subsidiaries if we choose to do so in the future. Included below is an example of such enhanced disclosure as at January 31, 2012:

If any of our non-Canadian subsidiaries have earnings, our intention is that these earnings be reinvested in the subsidiary indefinitely. Of the $65.5 million of cash and cash equivalents as at January 31, 2012, $64.4 million was held by our foreign subsidiaries, most significantly in the United States with lesser amounts held in Belgium and other countries in the EMEA and Asia Pacific regions. To date, we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. In the future, if we elect to repatriate the unremitted earnings of our foreign subsidiaries in the form of dividends or otherwise, or if the shares of the foreign subsidiaries are sold or transferred, then we would likely be subject to additional Canadian income taxes, net of the impact of any available foreign tax credits, which could result in a higher effective tax rate. However, since we have significant current investment plans outside of Canada, it is our current intent to permanently reinvest unremitted earnings in our foreign subsidiaries.

In response to your Comment Letter, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the Company’s responses, or any further questions that you may have, please do not hesitate to contact the undersigned at (519) 746-6114 extension 202019.

Respectfully,

/s/ J. Scott Pagan
J. Scott Pagan
Chief Corporate Officer and Corporate Secretary

cc: Eric Demirian, Audit Committee Chair
cc: John Mufolini, Audit Partner, Deloitte & Touche LLC